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                                                        [COX RADIO LETTERHEAD]





December 15, 2006

VIA FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Larry Spirgel, Assistant Director
              Melissa Hauber, Senior Staff Accountant

                  Re:      Cox Radio, Inc.
                           Form 10-K for Fiscal Year ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended September 30, 2006 File No. 1-12187

Dear Mr. Spirgel:

         We have received your additional comment to the above-referenced filings set forth in a letter dated December 6, 2006, and addressed to the undersigned.  The remainder of this letter contains the text of your comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2005

Acquisitions and Dispositions of Businesses, page 43

     In your response dated November 6, 2006, you state that the terminology used in prior discussions and prior responses (which are consistent with the terminology used in the agreement) "may not have best described the substance of the agreement." In light of this, please explain the business purpose behind why you entered into the Option Agreement and why it was structured in the manner in which it was. Your response should also address why the Option Agreement's term was extended by one month, to
January 31, 2008.

RESPONSE

Historically, we have actively managed our portfolio of radio stations through various means, including acquisitions, when the terms are economically, financially and strategically consistent with our overall business plan. The agreement at issue provided an attractive acquisition opportunity in that the radio stations subject to the agreement were a good strategic fit with one of our primary markets and the economic terms were consistent with our overall business plan.

    In early 2004,  we were  approached  by the sellers  with a proposal  to  purchase a cluster of radio  stations  strategically important to one of our primary  markets.  The sellers  indicated that they had an offer for the stations from one of our competitors, but the sellers were prepared to offer Cox Radio the stations first.  The transaction was structured to achieve two goals:

o   give Cox Radio an exclusive option to purchase the radio stations at a fixed price at a future date; and

o   provide the sellers with sufficient consideration in the event that Cox Radio did not exercise its option.

     The sellers desired to delay the closing of the transaction. This was consistent with our own desire to delay the outlay of capital while preserving the opportunity to purchase the stations at a future date. From Cox Radio's perspective, a near-term priority of conserving capital resources, a desire to prevent a competitor from purchasing the radio stations (or entering into a similar exclusive option to purchase the stations) and the ability to retain the opportunity to acquire strategically valuable radio stations made a three-year option period a reasonable accommodation to the sellers.

     Given the length of the option period, the sellers desired to be fairly compensated for keeping the stations off the market for three years. To provide the sellers with additional consideration in the event Cox Radio did not exercise the option, we agreed to two $5 million payments staggered over the option period. As a result, the concept of the "put rights" was born. Although the terminology used in the agreement includes the words "put rights", they are not in any way written puts from an accounting perspective. As defined in the agreement, these so-called "put rights" merely trigger additional payments to the sellers, they do not obligate Cox Radio to purchase the radio stations. In any event, all of the foregoing payments to the sellers (the $2 million initial payment as well as the two additional $5 million payments) will be credited against the purchase price of the stations, should we elect to purchase the stations.

     The Staff has inquired why the term "put rights" was used in the agreement. When the sellers expressed a desire to receive compensation for giving Cox Radio an exclusive three-year option, the drafters of the agreement believed that corollary language to
Cox Radio's "call" right for the stations was "put" terminology. We did not believe at the time (and we continue to not believe)
that the use of such terminology created a written option because the substance of these so-called "put rights" was essentially a trigger for two additional $5 million payments. There was no underlying tax, business or other strategic reason for using the term
"put rights" in the agreement.


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     In October 2006, the sellers requested that we amend the agreement to extend the option expiration by one month, to January
31, 2008. We were agreeable to the sellers' request, and at the time we considered the request, we believed a one-month extension to a three-year agreement represented neither a substantive change to the agreement (economically or strategically) nor a significant modification.

     Structuring the transaction in the way that we did, it was likely that we would pay 20% of the purchase price during the option period (i.e., $12 million), which is comprised of our initial $2 million payment plus the two additional $5 million payments staggered over the option period. We do not believe three years was a substantial period to delay our acquisition of these radio stations, nor do we believe there is any substantive risk of loss to us in the unlikely event of a change in the fair value of these radio stations during the option period. We do not believe there is any substantive risk of loss to us as a result of a change in fair value because:

o   as described in our prior written responses, we are not obligated to purchase the radio stations;

o   unlike exchange traded commodities,  financial instruments,  assets readily convertible to cash, and/or other financial assets whose fair value commonly  fluctuates  based on changes in market price indices or by other similar means,  radio stations are not subject to the same, and sometimes volatile, fluctuations in fair value; and

o   with respect to the underlying  fair value of a radio station,  the main driver of such fair value is primarily  attributed to its FCC license, a finite and intangible asset that cannot be replicated.

     Accordingly, we do not believe there is any substantive risk of loss to us with respect to the fair value of these radio stations during the three-year option period. As we have previously noted, although Cox Radio has made aggregate payments of
$7 million to the sellers and although we believe it is probable that Cox Radio will pay the additional $5 million during the remaining option term, we are under no circumstances obligated to purchase these radio stations. Given the strategic importance of these radio stations to Cox Radio, however, we currently expect to exercise our option to acquire these radio stations.

                                                             * * * * *

     We hope this letter addresses your remaining questions. Once you have had an opportunity to review this response, please contact me at 678-645-4310, or our counsel (Thomas D. Twedt at 202-776-2941) to let us know if you have any further questions or concerns. If you do, we request that we be afforded an opportunity to discuss them with you.


                                                              Sincerely,


                                                              /s/ Neil O. Johnston
                                                              ------------------------------------------
                                                              Neil O. Johnston
                                                              Vice President and Chief Financial Officer




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